OUR OPERATING MODEL STRUCTURE

Our operating model and refined legal structures allow us to approach our decision-making as an integrated organisation, driving the best interests of the entire group and not of a particular business or facility.

SASOL GROUP

OPERATING BUSINESS UNITS

Secure the sustainable supply of low-cost feedstocks to Sasol: coal from Mining and gas through Exploration and Production International. Help to deliver the selective growth and advancement of the group.

MINING

Secures the coal feedstocks for the Southern African value chain, mainly for gasification, but also for electricity and steam generation. Mines approximately 40 million tons (mm tons) of coal a year from one of the world's largest underground mining complexes at Secunda and Sasolburg. Also exports more than 3mm tons of coal a year.

EXPLORATION AND PRODUCTION INTERNATIONAL

Secures and develops gas feedstocks for the Southern African value chain. Exploration activities are centred on Southern Africa while production activities are in Mozambique, Canada and Gabon.



REGIONAL OPERATING HUBS

Responsible for converting feedstocks received for the production of a wide range of products and accountable for delivering against agreed safety, cost, volume and specification targets set by the group.

OPERATIONS

Secunda Synfuels

Operates a coal- and gas-based synthetic fuels manufacturing facility which also produces chemicals feedstocks and utilities.

Secunda Chemicals

Produces chemicals and provides site services to the Secunda complex.

Sasolburg Operations

Produces chemicals and cobalt catalyst and supplies utilities and site services to Sasolburg Operations.

Satellite Operations

Includes a wax blending plant in Durban, the gas, fuels and chemicals pipelines between Mozambique, Secunda, Sasolburg and KwaZulu-Natal and the explosive accessory plants in Ekandustria.

Natref Operations

Operates a crude oil refinery and is 63,64% owned by Sasol.

US Operations

Comprises a set of chemicals processing facilities in a number of US locations, the most significant of which is in Lake Charles, Louisiana.

Eurasian Operations

Consists of chemicals processing facilities in China, Germany and Italy.

GROUP FUNCTIONS

Focus on delivering fit-for-purpose, supportive and enabling business services and solutions.

12 **Sasol** Integrated Report 2016

Who we are
How we create value
Our strategic business context
Our governance
Our performance review
Additional information

Our operating platform has resulted in Sasol being a far more streamlined and cost-conscious organisation. It arranges our businesses and functions along Sasol's integrated value chain which draws on each unit's unique capabilities and areas of specialisation, namely Operating Business Units (OBUs), Regional Operating Hubs (ROHs), Strategic Business Units (SBUs) and Group Functions.

STRATEGIC BUSINESS UNITS

Market and sell products received from the Regional Operating Hubs in the energy and chemicals markets with the objectives of achieving optimal sustainable margins and growing the market.

As part of our stakeholder focus, as well as to increase efficiencies, our Key Account Management Executive Sponsorship initiative prioritises Sasol's key customers, servicing them through a single contact point.

ENERGY

Markets liquid fuels, natural gas and electricity in Southern Africa. Supplies about a quarter of South Africa's inland liquid fuels requirements. Develops, implements and manages Sasol's gas-to-liquids business ventures internationally.



CHEMICALS

Base Chemicals

Markets commodity chemicals based on the group's Fischer-Tropsch, ethylene, propylene and ammonia value chains. The foundation of the business is feedstock advantage, scale, product quality and cost leadership.

Performance Chemicals

Markets commodity and differentiated performance chemicals. Works to further develop our strengths in product differentiation through technological leadership and strong customer focus.



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